KAIRE HOLDINGS, INC.
552 Sespe Avenue, Suite D
Fillmore, CA 93015
Office: (805) 524-0024 Fax: 805-524-3004

February 9, 2006

Mr. Gregory S. Belliston
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, NE Mail Stop 6010
Washington, DC 20549-0404

VIA EDGAR

RE:          Kaire Holdings Incorporated
Amendment to Form SB2
filed on February 9, 2006
File No. 333-116693
Amendment Withdrawal Request

Dear Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Kaire Holdings Incorporated hereby requests withdrawal of its amendment (filed with the Securities and Exchange Commission on February 9, 2006, accession number 0001266068-06-000013) to the Company’s current registration statement on Form SB-2 (File No. 333-116693).

The Company requests the withdrawal because correspondence was incorrectly filed as an amendment to the Form SB-2 (File No. 333-116693) which we plan to refile properly as correspondence.  No securities were sold in connection with this offering.

Yours truly,

/s/ Steve Westlund
__________________
Steve Westlund
Chief Executive Officer